Exhibit 99.1

IMPERIAL PETROLEUM INC. ANNOUNCES PRICING OF APPROXIMATELY $17.0 MILLION REGISTERED DIRECT OFFERING

ATHENS, Greece, Aug. 11, 2023 — IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today that it has entered into securities purchase agreements with institutional investors to purchase approximately $17.0 million of its units in a registered direct offering at a price of $2.00 per unit. Each unit will consist of one share of common stock (or one pre-funded warrant in lieu thereof) and one warrant to purchase one share of common stock and will immediately separate upon issuance The warrants will be immediately exercisable, will expire five years from the date of issuance, and will have an initial exercise price of $2.00 per share of common stock.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The offering is expected to close on or about August 15, 2023, subject to the satisfaction of customary closing conditions.

The shares of common stock (or pre-funded warrants in lieu thereof) and accompanying warrants are being offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-268663), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2022. The offering will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the offering will be filed by Imperial Petroleum Inc. with the SEC. When available, copies of the prospectus supplement, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Imperial Petroleum Inc.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nine vessels: five M.R. product tankers, two Suezmax tankers and two Handysize dry bulk carriers with a total capacity of 628,000 deadweight tons (dwt). IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the ability to close the offering and the anticipated use of proceeds from the offering, the impact of any lingering impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, performance of counterparty to our vessel sale agreement, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

info@ImperialPetro.com